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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Boulevard, Suite 400
(No. and Street)

League City	Texas	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Koelemay (281) 334-2469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005

SEC MAIL RECEIVED
MAR 0 1 2005
PROCESSING SECTION
WASH. D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda T. Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda T. Koelemay

Signature

Vice President

Title

Sherry J. Baker

Notary Public

SHERRY J. BAKER
Notary Public, State of Texas
My Commission Expires
APRIL 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying consolidated statements of financial condition of Securities Management and Research, Inc. and Subsidiary (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period then ended. The consolidated statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Securities Management and Research, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations, changes in stockholder's equity, and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 6, 2005

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Statements of Financial Condition

As of December 31,

ASSETS	2004	2003
Cash and cash equivalents	$ 1,554,326	$ 1,545,375
Cash segregated under federal regulations (note 2)	10,815	3,173
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	486,616	482,481
Expense reimbursement	167,140	74,814
Receivable from Parent for variable commissions	95,632	-
Other	1,321,271	382,435
Prepaid and other assets	372,178	245,440
Investment in marketable securities (cost of $15,081,952 in 2004 and $14,770,992 in 2003) (note 3)	15,122,887	14,491,770
Fixed assets (net of accumulated depreciation $1,780,843 in 2004 and $1,711,559 in 2003)	98,721	91,883
Deferred commission	304,676	405,470
Deferred income tax (note 5)	5,118	139,510
Receivable from Parent for estimated tax benefit / payments (note 5)	-	75,150
	$19,539,380	$17,937,501

LIABILITIES AND STOCKHOLDER'S EQUITY	2004	2003
Due to affiliated registered investment companies of sales of their capital stock	$ 10,815	$ 4,738
Due to affiliated registered investment companies for excess expense reimbursements	65,222	72,372
Due to Parent (note 4)	-	79,446
Due to dealers and representatives for commissions	161,253	64,486
Trade payables and accrued expenses	783,732	543,048
Stock appreciation rights	98,434	111,008
Payable to Parent in lieu of income taxes (note 5)	81,305	-
Total liabilities	1,200,761	875,098
Stockholder's equity: (notes 7 and 8)		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in-capital	1,720,000	1,720,000
Retained earnings	15,618,619	14,342,403
Total stockholder's equity	18,338,619	17,062,403
	$19,539,380	$17,937,501

Commitments and contingencies (notes 6 and 8)

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Statements of Operations

For the years ended December 31,

	2004	2003
Revenues:		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies (note 4)	$ 298,312	$ 242,468
Unaffiliated registered investment companies	1,336,115	1,091,339
Investment advisory and service fees from affiliated registered investment companies (note 4)	4,604,363	4,234,149
Investment advisory fees:		
Parent (note 4)	1,170,918	1,009,128
Other	545,101	416,930
Variable commissions earned	1,166,768	-
Service fees:		
Parent (note 4)	1,965,649	571,461
Distribution plan fees	212,206	183,197
Contingent deferred sales charges	38,218	50,099
Income from investments:		
Net realized and unrealized gain (loss) from investments (note 3)	320,087	832,881
Dividends (note 3)	289,268	542,057
Interest (note 3)	35,615	28,651
Other income	111,584	130,632
Total revenues	12,094,204	9,332,992
Expenses:		
Employee compensation and benefits	3,742,572	3,579,075
Commissions to dealers and representatives	2,615,080	1,219,442
Communications	47,423	52,722
Occupancy and equipment rental (note 4)	652,181	517,016
Other operating expenses (note 4)	3,127,233	2,941,024
Total expenses	10,184,489	8,309,279
Income before taxes	1,909,715	1,023,713
Provision for federal income tax expense (benefit)		
Current	499,107	(23,253)
Deferred	134,392	322,042
Total taxes	633,499	298,789
Net income from continuing operations	1,276,216	724,924
Net income from discontinued operations (note 9)	-	(27,704)
Net income	$ 1,276,216	$ 697,220

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Statement of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance December 31, 2002	$ 1,000,000	$ 36,570,000	$ (10,873,596)	$ 26,696,404
Net Income for 2003	-	-	724,924	724,924
Dividend December 31, 2003 (note 9)	-	(34,850,000)	24,491,075	(10,358,925)
Balance December 31, 2003	1,000,000	1,720,000	14,342,403	17,062,403
Net Income for 2004	-	-	1,276,216	1,276,216
Balance December 31, 2004	$ 1,000,000	$ 1,720,000	$ 15,618,619	$ 18,338,619

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Statements of Cash Flows

Years ended December 31,

	2004	2003
Cash flows from Operating Activities:		
Net Income	$ 1,276,216	$ 697,220
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	69,285	100,098
Unrealized (gains) losses on marketable equity securities	(320,088)	(832,881)
Deferred income taxes	134,393	322,044
Reinvestment of dividends from registered investment companies	(285,683)	(339,174)
Reinvestment of capital gains dividends from registered investment companies	(25,348)	(219,823)
Changes in operating assets and liabilities		
Decrease (Increase) in accounts receivable	(1,130,929)	(27,376)
Decrease (Increase) in prepaid expenses and other assets	49,206	1,555
(Decrease) Increase in accounts payable and accrued expenses	405,110	20,754
Total Adjustments	(1,104,054)	(974,803)
Net cash provided by operating activities	172,162	(277,583)
Cash flows from investing activities:		
Purchases of fixed assets	(76,123)	(30,513)
Reduction (Increase) of segregated cash account	(7,642)	96,827
Change in equity of discontinued operations (note 2)	-	27,704
Net cash provided by (used in) investing activities	(83,765)	94,018
Cash flow from financing activities:		
Increase/(Decrease) from payable to parent	(79,446)	74,428
Net cash provided by financing activities	(79,446)	74,428
Net increase/(decrease) in cash	8,951	(109,137)
Cash at the beginning of year	1,545,375	1,654,512
Cash at end of year	$ 1,554,326	$ 1,545,375

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Securities Management and Research, Inc. (SM&R) is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for year to date ending December 31, 2004 were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Certain reclassifications have been made to the 2003 financial information to conform to the 2004 presentation.

Investments

Registered Investment Companies

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connections with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

(2) Cash Segregated Under Federal Regulations

At December 31, 2004 and 2003, cash received from customers for investment of $10,815 and $3,173 was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule k(2)i of the Securities and Exchange Commission.

(3) Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $15,122,887 at December 31, 2004 and $14,491,770 at December 31, 2003. Dividend and interest income earned on such investments was $324,883 in 2004 and $570,708 in 2003. The market value of marketable equity securities includes unrealized gains of $40,935 at December 31, 2004 and unrealized losses of $279,152 at December 31, 2003.

Realized gains from investments are summarized as follows:

	2004	2003
Investment securities:		
Proceeds from sales	$ -	$ -
Cost of securities sold	-	-
	-	-
Capital gain distribution from affiliated funds	25,348	219,823
Net realized gains	$25,348	$219,823

(4) Transactions with Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. Total payments by American National to SM&R for investment advisory fees were $1,170,918 and $1,009,128 for the years ended December 31, 2004 and 2003, respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information, and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2004 and 2003 totaled $226,199 and $327,304, respectively. These amounts are included in "Other operating expenses" in the accompanying consolidated statement of operations. For the years ended December 31, 2004 and 2003 American National reimbursed SM&R $1,965,649 and $571,461 respectfully for services, equipment and facilities under the service agreement. This amount is included in "Service Fees" in the accompanying consolidated statement of operations. For the years ended December 31, 2004 and 2003, SM&R was reimbursed $335,364 and $255,372, respectively, from Comprehensive Investment Services, Inc. for services, equipment and facilities. Comprehensive Investment Services, Inc. is a wholly owned subsidiary of American National.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2004 and 2003, reimbursements for excess expenses amounted to $784,124 and $777,481. This amount is included in "Other operating expenses" in the accompanying consolidated statements of operations.

(5) Federal Income Taxes

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of SM&R to the statutory federal income tax rate follows:

	2004		2003	
	Amount	Rate	Amount	Rate
Income tax on pretax income	$668,400	35.00%	$358,299	35.00%
Tax-exempt investment income	(22,600)	(1.18)%	(25,200)	(2.46)%
Dividend exclusion	(14,925)	(0.78)%	(13,191)	(1.29)%
Other items, net	2,624	.14%	(21,119)	(2.27)%
	$633,499	33.18%	$298,789	28.98%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax asset / (liability):		
Marketable equity securities, principally due to net unrealized gains	$(14,327)	$ 97,703
Fixed assets, principally due to difference between financial statements and tax depreciation	19,445	41,807
Net deferred tax asset	$ 5,118	$139,510

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive the tax benefits of realized losses on securities if they are utilized in American National's consolidated return. SM&R did not have any realized losses, and therefore no tax benefits, from the sale of securities in year 2004.

(6) Pension Plan

SM&R is a participant in a multi-purpose benefit plan covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. SM&R has not taken any action to terminate, withdraw, or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the plan's unfunded vested benefits. It has been estimated by the trustees of the fund that, as of September 30, 2004, the plan was over funded by approximately $13,164,179. The amount of accumulated benefits and net assets of the plan is not currently available to SM&R. There were no contributions charged to expense under the pension plan for 2004 and 2003.

(7) Subordinated Debt

SM&R had no subordinated debt at December 31, 2004 or 2003 or at any time during the years then ended.

(8) Net Capital Requirement

In accordance with the regulations of the Securities Exchange Commission, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2004, SM&R had net capital of $14,016,437 which was $13,916,437 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0857 to 1.

(9) Investment in Subsidiary

On December 31, 2003, SM&R declared a dividend transferring their 100% ownership in ANREM Corporation to their parent company, American National Insurance Company. The financial statements of SM&R are presented on an unconsolidated basis for the years ended December 31, 2004 and 2003 in order to present fairly SM&R's financial standing on a comparative basis.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Pursuant to Rule 15c-3-1

December 31, 2004

		2004
Stockholder's Equity		$18,338,619
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	170,291	
Other Receivables	1,939,370	
Fixed Assets	98,721	
Prepaid Expenses and other assets	372,678	
Excess Deductible on Fidelity Bond	19,443	2,600,503
Net Capital before haircuts on security positions		15,738,116
Haircuts on investment securities		1,721,679
Net Capital		14,016,437
Aggregate indebtedness		1,200,762
Net capital requirement		100,000
Excess net capital at 1000%		13,896,360
Excess net capital at 1500%		13,956,399
Ratio of aggregate indebtedness to net capital		.0857 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Pursuant to Rule 15c-3-1

December 31, 2003

		2003
Stockholder's Equity		$17,062,403
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	74,814	
Other Receivables	1,175,985	
Fixed Assets	91,883	
Prepaid Expenses and other assets	245,940	
Excess Deductible on Fidelity Bond	20,000	1,608,622
Net Capital before haircuts on security positions		15,453,781
Haircuts on investment securities		1,635,677
Net Capital		13,818,104
Aggregate indebtedness		875,098
Net capital requirement		100,000
Excess net capital at 1000%		13,730,594
Excess net capital at 1500%		13,774,349
Ratio of aggregate indebtedness to net capital		.0633 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., (the ***"Company"***), for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 6, 2005